Exhibit 99.1

Tims China Announces Second Quarter 2025 Financial Results

Aug 26, 2025

System Sales Increased 1.4% Year-over-Year to RMB409.5 Million

Achieved Positive Adjusted Corporate EBITDA of RMB2.2 Million

26.2 Million Registered Loyalty Club Members at Quarter-End,

Representing 22.4% Year-over-Year Growth

SHANGHAI and NEW YORK, Aug. 26, 2025 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the second quarter 2025.

SECOND QUARTER 2025 HIGHLIGHTS

●	Total revenues of RMB349.0 million (USD48.7 million), representing a 4.9% decrease from the same quarter of 2024.

●	System sales[1] of RMB409.5 million (USD57.2 million), representing a 1.4% increase from the same quarter of 2024.

●	Net new store closures totaled nine (a net openings of 40 made-to-order (“MTO”) stores and a net closure of 49 non-MTO stores, of which 41 was Tims Express stores).

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB27.2 million (USD3.8 million), compared to RMB32.4 million in the same quarter of 2024.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 9.6%, compared to 10.1% in the same quarter of 2024.

●	Achieved positive adjusted corporate EBITDA of RMB2.2 million (USD 0.3 million), compared to RMB3.3 million in the same quarter of 2024.

●	Registered loyalty club members totaled 26.2 million members as of June 30, 2025, representing a 22.4% year-over-year growth.

1	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
2	Company owned and operated store contribution, is calculated as fully burdened gross profit4 of company owned and operated stores excluding depreciation & amortization.
3	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
4	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was RMB0.4 million (USD0.1 million) for the three months ended June 30, 2025, compared to RMB1.9 million in the same quarter of 2024.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, stated, “In Q2, we reinforced our differentiated ‘Coffee + Freshly Prepared Food’ strategy with the successful launch of ‘Light & Fit Lunch Box’ platform, a series of new combo products for the lunch daypart, to further drive our top-line growth and enhance store unit economics. Food revenue increased by 8.6% year-over-year, and food revenue contribution as a percentage of system sales reached historical high of 35.2%, an increase of 2.8 percentage points from 32.5% in the second quarter of 2024.

We returned to top-line growth during the quarter, achieving a 1.4% year-over-year increase in system sales. Our sub-franchise and retail businesses continued to deliver steady cash flow and profitability. Our profits from other revenues achieved a year-over-year increase of 110.3%. At the same time, we returned to positive adjusted corporate EBITDA and reduced adjusted net losses by 16.2% during the quarter. These achievements underscore Tims China’s successful execution and our unwavering commitment to achieving sustainable, long-term profitable growth.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We continued to demonstrate our ability to further improve our financial performance by refining store unit economics and driving operational efficiencies across both store and corporate levels. In the first half of 2025, we further increased the contribution margin of our company owned and operated stores and adjusted corporate EBITDA margin by 2.7 and 2.8 percentage points year-over-year, respectively. Specifically, in Q2, our food and packaging costs, labor costs, and other operating expenses (as a percentage of revenues from company owned and operated stores) decreased by 0.8, 1.0 and 0.4 percentage points year-over-year, respectively.”

SECOND QUARTER 2025 FINANCIAL RESULTS

Total revenues were RMB349.0 million (USD48.7 million) for the three months ended June 30, 2025, representing a decrease of 4.9% from RMB366.8 million in the same quarter of 2024. Total revenues comprise:

●	Revenues from Company owned and operated stores were RMB281.9 million (USD39.3 million) for the three months ended June 30, 2025, representing a decrease of 12.5% from RMB322.3 million in the same quarter of 2024. The decrease was primarily attributable to closures of certain underperforming stores and a 3.6% decrease in same-store sales growth for company owned and operated stores in the second quarter of 2025. The decrease was also attributable to a 3.2% decline in the number of orders from 10.8 million in the second quarter of 2024 to 10.5 million in the same quarter of 2025, and a 6.9% year-over-year decrease in average ticket size.

●	Other revenues were RMB67.1 million (USD9.4 million) for the three months ended June 30, 2025, representing an increase of 50.7% from RMB44.5 million in the same quarter of 2024. The increase was primarily due to the expansion of our franchise business as the number of our franchised stores increased from 333 as of June 30, 2024 to 449 as of June 30, 2025.

Company owned and operated store costs and expenses were RMB272.4 million (USD38.0 million) for the three months ended June 30, 2025, representing a decrease of 12.1% from RMB309.9 million in the same quarter of 2024. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB84.8 million (USD11.8 million) for the three months ended June 30, 2025, representing a decrease of 15.0% from RMB99.7 million in the same quarter of 2024, as we continued to benefit from higher efficiencies in supply chains and cost reduction on raw materials, logistic and warehousing expenses. Accordingly, food and packaging costs as a percentage of revenues from company owned and operated stores decreased by 0.8 percentage points from 30.9% in the second quarter of 2024 to 30.1% in the same quarter of 2025.

●	Rental and property management fees were RMB56.8 million (USD7.9 million) for the three months ended June 30, 2025, representing a decrease of 8.6% from RMB62.2 million in the same quarter of 2024, mainly due to the closure of certain underperforming stores and in line with the revenue trend. Rental and property management fees as a percentage of revenues from company owned and operated stores increased by 0.9 percentage points from 19.3% in the second quarter of 2024 to 20.2% in the same quarter of 2025, which was primarily due to a 3.6% decrease in same-store sales growth for company owned and operated stores in the second quarter of 2025.

●	Payroll and employee benefits expenses were RMB50.2 million (USD7.0 million) for the three months ended June 30, 2025, representing a decrease of 17.4% from RMB60.8 million in the same quarter of 2024. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores decreased by 1.1 percentage points from 18.9% in the second quarter of 2024 to 17.8% in the same quarter of 2025, primarily due to the continuous refinement of staffing arrangements and optimization of store managerial efficiency.

●	Delivery costs were RMB33.3 million (USD4.7 million) for the three months ended June 30, 2025, representing an increase of 3.4% from RMB32.2 million in the same quarter of 2024, which was primarily due to an increase in delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 1.8 percentage points to 11.8% in the second quarter of 2025 compared to 10.0% in the same quarter of 2024, which was primarily due to higher delivery revenue mix as a percentage of total revenues from company owned and operated stores.

●	Other operating expenses were RMB20.4 million (USD2.9 million) for the three months ended June 30, 2025, representing a decrease of 16.3% from RMB24.4 million in the same quarter of 2024, driven by the cost optimization measures and in line with the revenue trend. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 0.4 percentage points to 7.2% in the second quarter of 2025 compared to 7.6% in the same quarter of 2024.

●	Store depreciation and amortization expenses were RMB26.8 million (USD3.7 million) for the three months ended June 30, 2025, representing a decrease of 12.2% from RMB30.5 million in the same quarter of 2024, which was primarily due to impairment on property and equipment in relation to company owned and operated store closures and the reduced capital expenditures per store as a result of our initiatives to improve store unit economics. Store depreciation and amortization as a percentage of revenues from company owned and operated stores remained relatively stable at 9.5% in the second quarter of both 2024 and 2025.

Costs of other revenues were RMB46.5 million (USD6.5 million) for the three months ended June 30, 2025, representing an increase of 33.9% from RMB34.7 million in the same quarter of 2024, which was primarily driven by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 333 as of June 30, 2024 to 449 as of June 30, 2025. Costs of other revenues as a percentage of other revenues decreased by 8.7 percentage points from 78.0% in the second quarter of 2024 to 69.3% in the same quarter of 2025 due to higher margin we generated from franchise business during the second quarter of 2025.

Marketing expenses were RMB13.9 million (USD1.9 million) for the three months ended June 30, 2025, representing an increase of 8.4% from RMB12.8 million in the same quarter of 2024, primarily because we made more efforts to promote our newly launched “Light & Fit Lunch Box” series products. Marketing expenses as a percentage of total revenues increased by 0.5 percentage points from 3.5% in the second quarter of 2024 to 4.0% in the same quarter of 2025.

General and administrative expenses were RMB37.7 million (USD5.3 million) for the three months ended June 30, 2025, representing a decrease of 5.2% from RMB39.8 million in the same quarter of 2024, which was primarily due to our cost optimization measures at the headquarters level. Adjusted general and administrative expenses, which excludes: (i) share-based compensation expenses of RMB0.8 million (USD0.1 million), and (ii) impairment losses of rental deposits of RMB2.3 million (USD0.3 million), were RMB34.6 million (USD4.8 million), representing an increase of 13.7% from RMB30.4 million in the same quarter of 2024. The increase was primarily attributable to higher employee compensation costs incurred during the second quarter of 2025. Adjusted general and administrative expenses as a percentage of total revenues increased by 1.6 percentage points from 8.3% in the second quarter of 2024 to 9.9% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB17.1 million (USD2.4 million) for the three months ended June 30, 2025, representing an increase of 14.2% from RMB15.0 million in the same quarter of 2024, which was primarily due to increase of amortized upfront franchise fees and higher royalty rate applicable. Accordingly, franchise and royalty expenses as a percentage of total revenues increased by 0.8 percentage points, from 4.1% in the second quarter of 2024 to 4.9% in the same quarter of 2025.

Impairment losses of long-lived assets were RMB9.5 million (USD1.3 million) for the three months ended June 30, 2025, compared to RMB5.8 million in the same quarter of 2024, which was primarily due to the increase in the number of planned closures of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB47.8 million (USD6.7 million) for the three months ended June 30, 2025, compared to RMB54.7 million in the same quarter of 2024.

Adjusted Corporate EBITDA was RMB2.2 million (USD0.3 million) for the three months ended June 30, 2025, compared to RMB3.3 million in the same quarter of 2024. Adjusted Corporate EBITDA margin was 0.6% in the second quarter of 2025, compared to 0.9% in the same quarter of 2024.

Net loss from continuing operations was RMB75.9 million (USD10.6 million) for the three months ended June 30, 2025, compared to RMB99.5 million for the same quarter of 2024. Adjusted net loss was RMB39.7 million (USD5.5 million) for the three months ended June 30, 2025, compared to RMB47.4 million for the same quarter of 2024. Adjusted net loss margin was negative 11.4% in the second quarter of 2025, compared to negative 12.9% in the same quarter of 2024.

Net income from discontinued operations was zero (USD zero) for the three months ended June 30, 2025, compared to RMB53.1 million for the same quarter of 2024.

Net loss was RMB75.9 million (USD10.6 million) for the three months ended June 30, 2025, compared to RMB46.4 million for the same quarter of 2024.

Basic and diluted net loss per ordinary share was RMB2.32 (USD0.32) in the second quarter of 2025, compared to RMB1.45 in the same quarter of 2024. Adjusted basic and diluted net loss per ordinary share was RMB1.21 (USD0.17) in the second quarter of 2025, compared to RMB1.50 in the same quarter of 2024.

Liquidity

As of June 30, 2025, the Company’s total cash and cash equivalents, restricted cash and time deposits were RMB178.8 million (USD25.0 million), compared to RMB184.2 million as of December 31, 2024. The change was primarily attributable to cash disbursements on the back of the expansion of our business, partially offset by the draw-down of additional bank borrowings.

KEY OPERATING DATA

	For the three months ended or as of
Tims only (Exclude the discontinued business)	Mar 31, 2024	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Jun 30, 2025
Total stores	906	907	946	1,022	1,024	1,015
Company owned and operated stores	604	574	564	576	569	566
Franchised stores	302	333	382	446	455	449
Made to order (MTO) stores	42	82	485	632	652	692
Non-MTO stores	864	825	461	390	372	323
Same-store sales growth for system-wide stores	-13.6%	-14. %	-21.7%	-13.3%	-7.8%	-4.8%
Same-store sales growth for company owned and operated stores	-11.7%	-13.8%	-20.7%	-12.3%	-6.5%	-3.6%
Registered loyalty club members (in thousands)	20,009	21,403	22,815	24,045	25,150	26,192
Company owned and operated store contribution (Renminbi in thousands)	2,289	32,429	39,922	12,973	17,154	27,176
Company owned and operated store contribution margin	0.8%	10.1%	13.3%	4.8%	6.7%	9.6%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On July 15, 2025, Tims China announced the appointment of the immensely popular and multi-talented singer-songwriter-influencer Lars Huang as its official brand ambassador for the year. Lars will launch a dynamic series of collaborations aimed at expanding the reach of the Tims China brand and introducing its flavorful, healthy, and light products to ever-growing audiences, especially among Gen Z consumers.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1636 to USD1.00, the exchange rate in effect on June 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, August 26, 2025, at 8:00 am Eastern Time (on Tuesday, August 26, 2025, at 8:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register-conf.media-server.com/register/BI069f4611629445b88b8d2216581f9e95

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/2cqx4e5b

The webcast features a ‘Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward- looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	152,368	155,217	21,668
Restricted Cash	31,869	23,541	3,286
Time deposits	-	-	-
Amount due from related parties	5,858	2,999	419
Accounts receivable, net	30,526	22,561	3,149
Inventories	37,578	36,077	5,036
Prepaid expenses and other current assets	158,882	172,203	24,038
Total current assets	417,081	412,598	57,596

Non-current assets:
Property and equipment, net	502,159	423,560	59,127
Intangible assets, net	97,019	87,909	12,272
Operating lease right-of-use assets	493,308	413,714	57,752
Other non-current assets	53,967	48,034	6,705
Total non-current assets	1,146,453	973,217	135,856
Total assets	1,563,534	1,385,815	193,452

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank borrowings, current	381,263	431,376	60,218
Accounts payable	223,838	202,099	28,212
Contract liabilities	39,678	40,039	5,589
Amount due to related parties	48,117	89,989	12,562
Convertible notes, at fair value	473,716	495,375	69,152
Operating lease liabilities	178,115	178,973	24,984
Other current liabilities	191,205	159,434	22,255
Total current liabilities	1,535,932	1,597,285	222,972

Non-current liabilities:
Convertible notes, at fair value	464,847	433,095	60,458
Contract liabilities	8,022	8,216	1,147
Operating lease liabilities	380,075	301,887	42,142
Other non-current liabilities	7,673	7,594	1,060
Total non-current liabilities	860,617	750,792	104,807
Total liabilities	2,396,549	2,348,077	327,779

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,818,421	1,820,719	254,163
Accumulated losses	(2,668,505)	(2,801,981)	(391,141)
Accumulated other comprehensive income	9,185	12,506	1,745
Treasury shares	-	-	-
Total deficit attributable to shareholders of the Company	(840,889)	(968,746)	(135,232)
Non-controlling interests	7,874	6,484	905
Total shareholders’ deficit	(833,015)	(962,262)	(134,327)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,563,534	1,385,815	193,452

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	322,311	281,872	39,348	618,686	536,631	74,911
Other revenues	44,524	67,104	9,367	80,293	113,087	15,786
Total revenues	366,835	348,976	48,715	698,979	649,718	90,697

Costs and expenses, net:
Company owned and operated stores
Food and packaging	99,725	84,807	11,839	202,434	162,279	22,653
Rental and property management fee	62,164	56,824	7,932	126,772	113,119	15,791
Payroll and employee benefits	60,800	50,227	7,011	125,979	100,247	13,994
Delivery costs	32,248	33,338	4,654	59,782	60,379	8,429
Other operating expenses	24,396	20,424	2,851	48,613	38,442	5,366
Store depreciation and amortization	30,521	26,789	3,740	63,748	55,147	7,698
Company owned and operated store costs and expenses	309,854	272,409	38,027	627,328	529,613	73,931

Costs of other revenues	34,726	46,502	6,491	59,750	78,028	10,892
Marketing expenses	12,828	13,906	1,941	32,589	31,335	4,374
General and administrative expenses	39,783	37,698	5,263	94,250	89,508	12,496
Franchise and royalty expenses	14,969	17,089	2,386	28,177	30,985	4,325
Other operating costs and expenses	5,518	98	14	9,696	1,213	169
Loss on disposal of property and equipment	614	247	34	2,618	2,980	416
Impairment losses of long-lived assets	5,836	9,485	1,324	24,801	21,103	2,946
Other income	2,580	679	95	4,255	1,965	274
Total costs and expenses, net	421,548	396,755	55,385	874,954	782,800	109,275

Operating loss	(54,713)	(47,779)	(6,670)	(175,975)	(133,082)	(18,578)

Interest income	252	983	137	1,241	1,083	151
Interest expenses	(9,079)	(4,831)	(674)	(14,664)	(8,407)	(1,174)
Foreign currency transaction gain/(loss)	504	(431)	(60)	4,454	(51)	(6)
Loss of the debt extinguishment	(10,657)	-	-	(10,657)	-	-
Changes in fair value of Deferred Contingent consideration	(14,811)	-	-	(16,941)	-	-
Changes in fair value of convertible notes	(9,889)	(23,383)	(3,264)	(20,540)	6,075	848
Loss from continuing operations before income taxes	(98,393)	(75,441)	(10,531)	(233,082)	(134,382)	(18,759)
Income tax expenses	(1,089)	(484)	(68)	(1,089)	(484)	(68)
Net loss from continuing operations	(99,482)	(75,925)	(10,599)	(234,171)	(134,866)	(18,827)
Discontinued operations：
Income from discontinued operations before income taxes (including gain on disposal of Popeyes business RMB66,203 thousand in 2024) before income taxes	53,098	-	-	44,959	-	-
Income tax expenses	-	-	-	-	-	-
Net income from discontinued operations	53,098	-	-	44,959	-	-

Net loss	(46,384)	(75,925)	(10,599)	(189,212)	(134,866)	(18,827)
Less: Net income/(loss) attributable to non-controlling interests	1,243	(470)	(66)	2,459	(1,390)	(194)
Net income/(loss) attributable to shareholders of the Company
-from continuing operations	(100,725)	(75,455)	(10,533)	(236,630)	(133,476)	(18,633)
-from discontinued operations	53,098	-	-	44,959	-	-
Basic and diluted loss per Ordinary Share	(1.45)	(2.32)	(0.32)	(5.90)	(4.10)	(0.57)
Net loss	(46,384)	(75,925)	(10,599)	(189,212)	(134,866)	(18,827)
Other comprehensive income/(loss)
Unrealized gain on short-term investment, net of nil income taxes	-	-	-	-	-	-
Fair value changes of convertible notes
due to instrument-specific credit risk, net
of nil income taxes	2,057	(286)	(40)	(1,493)	144	20
Foreign currency translation adjustment, net of nil income taxes	(2,068)	2,360	330	(5,102)	3,177	444
Total comprehensive loss	(46,395)	(73,851)	(10,309)	(195,807)	(131,545)	(18,363)
Less: Comprehensive income/(loss) attributable to non-controlling interests	1,243	(470)	(66)	2,459	(1,390)	(194)
Comprehensive loss attributable to shareholders of the Company	(47,638)	(73,381)	(10,243)	(198,266)	(130,155)	(18,169)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	31,707	(1,175)	(164)	4,961	(1,394)	(195)
Net cash used in investing activities	(21,421)	(36,715)	(5,125)	(28,685)	(53,373)	(7,451)
Net cash provided by/(used in) financing activities	(37,751)	5,900	824	(11,776)	50,113	6,996
Effect of foreign currency exchange rate changes on cash	(558)	(688)	(96)	780	(825)	(114)
Net decrease in cash	(28,023)	(32,678)	(4,561)	(34,720)	(5,479)	(764)
Cash and cash equivalents and restricted cash, at beginning of the period	196,890	211,436	29,515	203,587	184,237	25,718
Cash and cash equivalents and restricted cash, at end of the period	168,867	178,758	24,954	168,867	178,758	24,954

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	322,311	281,872	39,348	618,686	536,631	74,911
Food and packaging costs - company owned and operated stores	(99,725)	(84,807)	(11 ,839)	(202,434)	(162,279)	(22,653)
Rental expenses - company owned and operated stores	(62,164)	(56,824)	(7,932)	(126,772)	(113,119)	(15,791)
Payroll and employee benefits - company owned and operated stores	(60,800)	(50,227)	(7,011)	(125,979)	(100,247)	(13,994)
Delivery costs - company owned and operated stores	(32,248)	(33,338)	(4,654)	(59,782)	(60,379)	(8,429)
Other operating expenses - company owned and operated stores	(24,396)	(20,424)	(2,851)	(48,613)	(38,442)	(5,366)
Store depreciation and amortization	(30,521)	(26,789)	(3,740)	(63,748)	(55,147)	(7,698)
Franchise and royalty expenses - company owned and operated stores	(10,549)	(9,076)	(1,267)	(20,388)	(17,835)	(2,490)
Fully-burdened gross (loss) profit - company owned and operated stores	1,908	387	54	(29,030)	(10,817)	(1,510)
Store depreciation and amortization	30,521	26,789	3,740	63,748	55,147	7,698
Company owned and operated store contribution	32,429	27,176	3,794	34,718	44,330	6,188
Company owned and operated store contribution margin	10.1%	9.6%	9.6%	5.6%	8.3%	8.3%

B. Adjusted general and administrative expenses

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses from continuing operations	(39,783)	(37,698)	(5,263)	(94,250)	(89,508)	(12,496)
Adjusted for:
Share-based compensation expenses	(1,129)	749	105	(115)	1,825	255
Professional fees related to financing programs	10,464	-	-	10,464	1,007	141
Impairment losses of rental deposits	-	2,335	326	2,457	4,896	683
Adjusted General and administrative expenses	(30,448)	(34,614)	(4,832)	(81,444)	(81,780)	(11,417)
Adjusted General and administrative expenses as a % of total revenue	8.3%	9.9%	9.9%	11.7%	12.6%	12.6%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Operating loss from continuing operations	(54,713)	(47,779)	(6,670)	(175,975)	(133,082)	(18,578)
Adjusted for:
Depreciation and amortization	41,357	37,158	5,187	83,582	74,171	10,354
Share-based compensation expenses	(1,129)	749	105	(115)	1,825	255
Impairment losses of rental deposits	-	2,335	326	2,457	4,896	683
One-off expense of store closure	916	-	-	3,181	-	-
Professional fees related to financing programs	10,464	-	-	10,464	1,007	141
Impairment losses of long-lived assets	5,836	9,485	1,324	24,801	21,103	2,946
Loss on disposal of property and equipment	614	247	34	2,618	2,980	416
Adjusted Corporate EBITDA	3,345	2,195	306	(48,987)	(27,100)	(3,783)
Adjusted Corporate EBITDA Margin	0.9%	0.6%	0.6%	-7.0%	-4.2%	-4.2%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations	(99,482)	(75,925)	(10,599)	(234,171)	(134,866)	(18,827)
Adjusted for:
Share-based compensation expenses	(1,129)	749	105	(115)	1,825	255
Professional fees related to financing programs	10,464	-	-	10,464	1,007	141
Impairment losses of long-lived assets	5,836	9,485	1,324	24,801	21,103	2,946
Impairment losses of rental deposits	-	2,335	326	2,457	4,896	683
One-off expense of store closure	916	-	-	3,181	-	-
Loss on disposal of property and equipment	614	247	34	2,618	2,980	416
Loss of the debt extinguishment	10,657	-	-	10,657	-	-
Changes in fair value of Deferred
Contingent consideration	14,811	-	-	16,941	-	-
Changes in fair value of convertible notes	9,889	23,383	3,264	20,540	(6,075)	(848)
Adjusted Net loss	(47,424)	(39,726)	(5,546)	(142,627)	(109,130)	(15,234)
Adjusted Net loss Margin	-12.9%	-11.4%	-11.4%	-20.4%	-16.8%	-16.8%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations to shareholders of the Company	(100,725)	(75,455)	(10,533)	(236,630)	(133,476)	(18,633)
Adjusted for:
Share-based compensation expenses	(1,129)	749	105	(115)	1,825	255
Professional fees related to financing programs	10,464	-	-	10,464	1,007	141
Impairment losses of long-lived assets	5,836	9,485	1,324	24,801	21,103	2,946
Impairment losses of rental deposits	-	2,335	326	2,457	4,896	683
One-off expense of store closure	916	-	-	3,181	-	-
Loss on disposal of property and equipment	614	247	34	2,618	2,980	416
Loss of the debt extinguishment	10,657	-	-	10,657	-	-
Changes in fair value of Deferred
Contingent consideration	14,811	-	-	16,941	-	-
Changes in fair value of convertible notes	9,889	23,383	3,264	20,540	(6,075)	(848)
Adjusted Net loss attributable to shareholders of the Company	(48,667)	(39,256)	(5,480)	(145,086)	(107,740)	(15,040)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,472,177	32,541,772	32,541,772	32,361,053	32,540,993	32,540,993
Adjusted basic and diluted net loss per Ordinary Share	(1.50)	(1.21)	(0.17)	(4.48)	(3.31)	(0.46)